UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:
811-21864	June 30, 2025
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

WisdomTree Trust
4. Address of principal executive office (number, street, city, state, zip code):

250 West 34th Street, 3rd Floor New York, NY 10019

WisdomTree Trust

October 24, 2025

Cohen & Company, Ltd.

8101 East Prentice Ave., Suite 750

Greenwood Village, Colorado 80111

We, as members of management of WisdomTree Trust (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2025, and for the period indicated in Appendix A.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2025, and for the period indicated in Appendix A, with respect to securities reflected in the investment account of the Trust.

WisdomTree Trust

By:

/s/ Dave Castano
Dave Castano, Treasurer

Appendix A

Fund Name	Examination Period

WisdomTree 1-3 Year Laddered Treasury Fund	April 1, 2025 – June 30, 2025
WisdomTree 7-10 Year Laddered Treasury Fund	April 1, 2025 – June 30, 2025
WisdomTree Private Credit and Alternative Income Fund (formerly known as WisdomTree Alternative Income Fund)	April 1, 2025 – June 30, 2025
WisdomTree Bianco Total Return Fund	April 1, 2025 – June 30, 2025
WisdomTree Bloomberg U.S. Dollar Bullish Fund	April 1, 2025 – June 30, 2025
WisdomTree Efficient Gold Plus Equity Strategy Fund	April 1, 2025 – June 30, 2025
WisdomTree Efficient Gold Plus Gold Miners Strategy Fund	April 1, 2025 – June 30, 2025
WisdomTree Emerging Currency Strategy Fund	April 1, 2025 – June 30, 2025
WisdomTree Emerging Markets Local Debt Fund	April 1, 2025 – June 30, 2025
WisdomTree Enhanced Commodity Strategy Fund	April 1, 2025 – June 30, 2025
WisdomTree Floating Rate Treasury Fund	April 1, 2025 – June 30, 2025
WisdomTree Interest Rate Hedged U.S. Aggregate Bond Fund	April 1, 2025 – June 30, 2025
WisdomTree Managed Futures Strategy Fund	April 1, 2025 – June 30, 2025
WisdomTree Equity Premium Income Fund (formerly known as WisdomTree PutWrite Strategy Fund)	April 1, 2025 – June 30, 2025
WisdomTree Target Range Fund	April 1, 2025 – June 30, 2025
WisdomTree Yield Enhanced U.S. Aggregate Bond Fund	April 1, 2025 – June 30, 2025
WisdomTree Inflation Plus Fund	June 18, 2025 – June 30, 2025
WisdomTree Artificial Intelligence and Innovation Fund	April 1, 2025 – June 30, 2025
WisdomTree BioRevolution Fund	April 1, 2025 – June 30, 2025
WisdomTree Cloud Computing Fund	April 1, 2025 – June 30, 2025
WisdomTree Cybersecurity Fund	April 1, 2025 – June 30, 2025
WisdomTree Dynamic International Equity Fund (formerly known as WisdomTree Dynamic Currency Hedged International Equity Fund)	April 1, 2025 – June 30, 2025
WisdomTree Dynamic International SmallCap Equity Fund (formerly known as WisdomTree Dynamic Currency Hedged International Small Cap Equity Fund)	April 1, 2025 – June 30, 2025
WisdomTree Emerging Markets Efficient Core Fund	April 1, 2025 – June 30, 2025
WisdomTree True Emerging Markets Fund (formerly known as WisdomTree Emerging Markets ex-China Fund)	April 1, 2025 – June 30, 2025
WisdomTree International Efficient Core Fund	April 1, 2025 – June 30, 2025
WisdomTree U.S. SmallCap Fund	April 1, 2025 – June 30, 2025

Report of Independent Public Accountants

To the Board of Trustees of WisdomTree Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that WisdomTree Trust (the “Trust”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) (the “specified requirements”) as of June 30, 2025. WisdomTree Trust’s management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of June 30, 2025, and with respect to agreement of security purchases and sales, for the periods indicated in Appendix A:

•	Confirmation of all securities held by institutions in book entry form at The Depository Trust Company, The Federal Reserve Bank of Kansas City, various other sub-custodians, and The Bank of New York Mellon (the “Custodian”) without prior notice to management
•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian

•	Agreement of 32 security purchases and 28 security sales for the Funds for the periods indicated in Appendix A from the books and records of the Funds to broker confirmations

Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that WisdomTree Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2025, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of WisdomTree Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Greenwood Village, Colorado October 24, 2025

Appendix A

Fund Name	Examination Period

WisdomTree 1-3 Year Laddered Treasury Fund	April 1, 2025 – June 30, 2025
WisdomTree 7-10 Year Laddered Treasury Fund	April 1, 2025 – June 30, 2025
WisdomTree Private Credit and Alternative Income Fund (formerly known as WisdomTree Alternative Income Fund)	April 1, 2025 – June 30, 2025
WisdomTree Bianco Total Return Fund	April 1, 2025 – June 30, 2025
WisdomTree Bloomberg U.S. Dollar Bullish Fund	April 1, 2025 – June 30, 2025
WisdomTree Efficient Gold Plus Equity Strategy Fund	April 1, 2025 – June 30, 2025
WisdomTree Efficient Gold Plus Gold Miners Strategy Fund	April 1, 2025 – June 30, 2025
WisdomTree Emerging Currency Strategy Fund	April 1, 2025 – June 30, 2025
WisdomTree Emerging Markets Local Debt Fund	April 1, 2025 – June 30, 2025
WisdomTree Enhanced Commodity Strategy Fund	April 1, 2025 – June 30, 2025
WisdomTree Floating Rate Treasury Fund	April 1, 2025 – June 30, 2025
WisdomTree Interest Rate Hedged U.S. Aggregate Bond Fund	April 1, 2025 – June 30, 2025
WisdomTree Managed Futures Strategy Fund	April 1, 2025 – June 30, 2025
WisdomTree Equity Premium Income Fund (formerly known as WisdomTree PutWrite Strategy Fund)	April 1, 2025 – June 30, 2025
WisdomTree Target Range Fund	April 1, 2025 – June 30, 2025
WisdomTree Yield Enhanced U.S. Aggregate Bond Fund	April 1, 2025 – June 30, 2025
WisdomTree Inflation Plus Fund	June 18, 2025 – June 30, 2025
WisdomTree Artificial Intelligence and Innovation Fund	April 1, 2025 – June 30, 2025
WisdomTree BioRevolution Fund	April 1, 2025 – June 30, 2025
WisdomTree Cloud Computing Fund	April 1, 2025 – June 30, 2025
WisdomTree Cybersecurity Fund	April 1, 2025 – June 30, 2025
WisdomTree Dynamic International Equity Fund (formerly known as WisdomTree Dynamic Currency Hedged International Equity Fund)	April 1, 2025 – June 30, 2025
WisdomTree Dynamic International SmallCap Equity Fund (formerly known as WisdomTree Dynamic Currency Hedged International Small Cap Equity Fund)	April 1, 2025 – June 30, 2025
WisdomTree Emerging Markets Efficient Core Fund	April 1, 2025 – June 30, 2025
WisdomTree True Emerging Markets Fund (formerly known as WisdomTree Emerging Markets ex-China Fund)	April 1, 2025 – June 30, 2025
WisdomTree International Efficient Core Fund	April 1, 2025 – June 30, 2025
WisdomTree U.S. SmallCap Fund	April 1, 2025 – June 30, 2025